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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
                  Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934

                         CONTINUUS SOFTWARE CORPORATION
                       (Name of Subject Company (Issuer))

                        RAINDROP ACQUISITION CORPORATION
                          a wholly owned subsidiary of
                                  TELELOGIC AB
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   21218R 10 4
                      (CUSIP Number of Class of Securities)

                                   Hakan Rippe
                  Executive Vice President Business Development
                                  Telelogic AB
                           400 Valley Road, Suite 200
                         Mt. Arlington, New Jersey 07856
                                 (973) 770-6400

                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                 With a copy to:

                                 Paul D. Tosetti
                                 R. Scott Shean
                                Latham & Watkins
                        633 West Fifth Street, Suite 4000
                           Los Angeles, CA 90071-2007
                             Telephone: 213-485-1234

                            CALCULATION OF FILING FEE


Transaction Valuation*                                      Amount of Filing Fee
$42,037,248                                                 $8,408

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*    Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 11,130,314 outstanding shares of common stock of Continuus Software Corporation at a purchase price of $3.46 per share. The transaction value also includes (a) the offer price of $3.46 per share less $1.73 per share (which is the average exercise price of outstanding options which have an exercise price below $3.46) multiplied by 1,898,577 (which is the number of outstanding options which have an exercise price below $3.46); (b) the offer price of $3.46 per share less $1.38 (which is the average purchase price of shares purchaseable under employee stock purchase plans of Continuus Software Corporation) multiplied by 80,216 (which is the number of shares purchaseable under the employee stock purchase plans of Continuus Software Corporation);

     and (c) the offer price of $3.46 per share less $0.81 (which is the average exercise price of outstanding warrants which have an exercise price below $3.46) multiplied by 28,292 (which is the number of outstanding warrants which have an exercise price below $3.46). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



Item 1.  Summary Term Sheet

         The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the subject company is Continuus Software Corporation, a Delaware corporation ("Continuus" or the "Company"), and the address is 9401 Jeronimo Road, Irvine, California, 92618. The telephone number of the Company is
(949) 830-8022.


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         (b) This Statement relates to the offer by Raindrop Acquisition
Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Telelogic AB, a company organized under the laws of Sweden, to purchase all outstanding shares of common stock of the Company, par value $.001 per share (the "Shares"), at $3.46 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

         (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares" in the Offer to Purchase and is incorporated herein by reference.

Item 3.  Identity and Background of the Filing Person.

         (a), (b), (c) The information set forth in "Certain Information Concerning Telelogic and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a)(1)(i)-(viii), (xii) The information set forth under "Introduction," "The Tender Offer," "Background of the Offer; Past Contacts or Negotiations with Continuus," "Purpose of the Offer; Plans for Continuus," "The Merger Agreement; Other Arrangements," "Certain Information Concerning Continuus," "Certain Effects of the Offer" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

         (a)(1) (ix)  Not applicable

         (a)(1) (x)  Not applicable

         (a)(1) (xi)  Not applicable

         (a)(2) (i)-(iv), (vii) The information set forth under "Introduction," "Background of the Offer; Past Contacts or Negotiations with Continuus," "Purpose of the Offer; Plans for Continuus," "The Merger Agreement; Other Arrangements," "Certain Information Concerning Continuus," "Certain Effects of the Offer" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

         (a)(2) (v)  Not applicable

         (a)(2) (vi)  Not applicable

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         The information set forth in "Background of the Offer; Past Contacts or Negotiations with Continuus," "The Merger Agreement; Other Arrangements," "Certain Information

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Concerning Telelogic and the Purchaser" and "Purpose of the Offer; Plans for
Continuus" in the Offer to Purchase is incorporated herein by reference.

Item 6.  Purpose of the Tender Offer and Plans or Proposals.

         (a), (c)(1), (c)(3-7) The information set forth in "Introduction," "The Merger Agreement; Other Arrangements," "Purpose of the Offer; Plans for Continuus," and "Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

         (c)(2)  None

Item 7.  Source and Amount of Funds or Other Consideration.

         (a), (d) The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

         (b)  Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         The information set forth in "Introduction," "Certain Information Concerning Continuus," "Certain Information Concerning Telelogic and the Purchaser," Schedule I and Schedule II in the Offer to Purchase is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

         The information set forth in "Introduction" and "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 10.  Financial Statements.

         Not applicable

Item 11.  Additional Information.

         The information set forth in "The Merger Agreement; Other Arrangements" and "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

Item 12.  Exhibits.

 Exhibit No.   Exhibit Name

         (a)      (1)      Offer to Purchase dated October 30, 2000

         (a)      (2)      Letter of Transmittal.

         (a)      (3)      Notice of Guaranteed Delivery.


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         (a)      (4)      Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.

         (a)      (5)      Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.

         (a)      (6)      Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9.

         (a)      (7)      Press Release issued by Telelogic AB on October 25,
                  2000 (incorporated herein by reference to the Schedule TO filed by Raindrop Acquisition Corporation and Telelogic AB on October 25, 2000)

         (a)      (8)      Summary Advertisement as published in The Wall Street
                  Journal on October 30, 2000.

         (d)      (1)      Agreement and Plan of Merger, dated as of October 24,
                  2000, by and among Telelogic AB, Raindrop Acquisition Corporation and Continuus Software Corporation.

         (d)      (2)      Tender and Stockholder Support Agreement, dated as of
                  October 25, 2000, by and among Telelogic AB, Raindrop Acquisition Corporation and the stockholders listed on Annex A thereto.

         (d)      (3)      Amendment to the Executive Officer Change in Control
                  Severance Benefits Agreement dated as of October 25, 2000, by and among David McCann, Continuus Software Corporation, Telelogic AB and Raindrop Acquisition Corporation.

         (d)      (4)      Amendment to the Executive Officer Change in Control
                  Severance Benefits Agreement dated as of October 25, 2000, by and among Paul Van Den Berg, Continuus Software Corporation, Telelogic AB and Raindrop Acquisition Corporation.

         (d)      (5)      Amendment to the Executive Officer Change in Control
                  Severance Benefits Agreement dated as of October 25, 2000, by and among William Philbin, Continuus Software Corporation, Telelogic AB and Raindrop Acquisition Corporation.

         (d)      (6)      Amendment to the Executive Officer Change in Control
                  Severance Benefits Agreement dated as of October 25, 2000, by and among John R. Wark, Continuus Software Corporation, Telelogic AB and Raindrop Acquisition Corporation.

         (g)      Not applicable.

         (h)      Not applicable.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Raindrop Acquisition Corporation

                                By: /s/ HAKAN RIPPE
                                Name:  Hakan Rippe
                                Title: Chief Financial Officer and Secretary


                                Telelogic AB

                                By: /s/ HAKAN RIPPE
                                Name:  Hakan Rippe
                                Title: Executive Vice President Business
                                       Development


Dated: October 30, 2000


                                       S-1
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                                  EXHIBIT INDEX

 Exhibit No.   Exhibit Name

         (a)      (1)      Offer to Purchase dated October 20, 2000

         (a)      (2)      Letter of Transmittal.

         (a)      (3)      Notice of Guaranteed Delivery.

         (a)      (4)      Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.

         (a)      (5)      Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.

         (a)      (6)      Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9.

         (a)      (7)      Press Release issued by Telelogic AB on October 25,
                  2000 (incorporated herein by reference to the Schedule TO filed by Raindrop Acquisition Corporation and Telelogic AB on October 25, 2000)

         (a)      (8)      Summary Advertisement as published in The Wall Street
                  Journal on October 30, 2000.

         (d)      (1)      Agreement and Plan of Merger, dated as of October 25,
                  2000, by and among Telelogic AB, Raindrop Acquisition Corporation and Continuus Software Corporation.

         (d)      (2)      Tender and Stockholder Support Agreement, dated as of
                  October 25, 2000, by and among Telelogic AB, Raindrop Acquisition Corporation and the stockholders listed on Annex A thereto.

         (d)      (3)      Amendment to the Executive Officer Change in Control
                  Severance Benefits Agreement dated as of October 25, 2000, by and among David McCann, Continuus Software Corporation, Telelogic AB and Raindrop Acquisition Corporation.

         (d)      (4)      Amendment to the Executive Officer Change in Control
                  Severance Benefits Agreement dated as of October 25, 2000, by and among Paul Van Den Berg, Continuus Software Corporation, Telelogic AB and Raindrop Acquisition Corporation.

         (d)      (5)      Amendment to the Executive Officer Change in Control
                  Severance Benefits Agreement dated as of October 25, 2000, by and among William Philbin, Continuus Software Corporation, Telelogic AB and Raindrop Acquisition Corporation.


                              Exhibit Index Page 1
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         (d)      (6)      Amendment to the Executive Officer Change in Control
                  Severance Benefits Agreement dated as of October 25, 2000, by and among John R. Wark, Continuus Software Corporation, Telelogic AB and Raindrop Acquisition Corporation.

         (g)      Not applicable.

         (h)      Not applicable.


                              Exhibit Index Page 2